Black Spade Acquisition Co

Suite 2902, 29/F, The Centrium

60 Wyndham Street, Central

Hong Kong

July 14, 2021

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20150

Attn: Mr. Jay Mumford

Re:	Black Spade Acquisition Co Registration Statement on Form S-1 Registration No. 333-257517

Dear Mr. Mumford:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Standard Time on July 15, 2021 or as soon thereafter as is practicable. By separate letter, the underwriters of the offering of the securities being registered join in this request for acceleration.

Please do not hesitate to contact James C. Lin of Davis Polk & Wardwell LLP at +852-2533-3368 with any questions or comments with respect to this letter.

Sincerely,

Black Spade Acquisition Co

By:	/s/ Chi Wai Dennis Tam
	Name:	Chi Wai Dennis Tam
	Title:	Chairman and Co-Chief Executive Officer

Via EDGAR

CC: James C. Lin, Davis Polk & Wardwell LLP